CESP Companhia Energética de São Paulo

São Paulo, May 27, 2003

CT/FFR/803/2003

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
USA



Re: Submission Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934
For CESP – Companhia Energética de São Paulo
(82-3691)

Gentleman/Madam:

We are furnishing this letter and the enclosed information pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

Attached to this letter you will find a free translated copy of the Call Notice for the 490th Meeting of the Board of Directors of this Company, published in the newspapers "Diário Oficial do Estado de São Paulo" and "Gazeta Mercantil" on May 27, 28 and 29, 2003.

Very truly yours,



Valmir Alves Gomes
Raising Funds Division Manager

Enclosure: 01



CESP – COMPANHIA ENERGÉTICA DE SÃO PAULO
C.N.P.J. Nº 60.933.603/0001-78
NIRE – 35300011996
OPEN CAPITAL COMPANY

GENERAL SHAREHOLDERS´ MEETING

CALL NOTICE

As provided for in Article 11 of the Bylaws, the Shareholders are called to meet in the Extraordinary General Shareholders' Meeting of this Company to be held on June 12, 2003 at 9:00 a.m., in its head office, at Alameda Ministro Rocha Azevedo, 25 – Piso Esplanada, in this city, in order to deliberate on the following Agenda:

a) Rectification and ratification in the wording of the conditions of the 10th public issue of Debentures approved by the Extraordinary General Shareholders´ Meeting held on 02.26.2003, in the amount of R$ 350,000,000.00;

b) Authorization for the CFO and Investor Relations to take the necessary steps to make the issue;

c) Other matters of corporate interest.

São Paulo, May 26, 2003

(s)Mauro Guilherme Jardim Arce
Chairman of the Board of Directors